UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SailPoint Technologies Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78781P105

(CUSIP Number)

March 25, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 4 Pages

CUSIP NO. 78781P105	Page 2 of 4 Pages

CUSIP No. 78781P105
(1) Names of reporting persons	SoMa Equity Partners, LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	5,250,000
(6) Shared voting power	0
(7) Sole dispositive power	5,250,000
(8) Shared dispositive power	0
(9) Aggregate amount beneficially owned by each reporting person	5,250,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.9%
(12) Type of reporting person (see instructions)	IA

Item 1(a).	Name of Issuer:

SailPoint Technologies Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

11120 Four Points Drive, Ste. 100, Austin, TX 78726.

Item 2(a).	Name of Person Filing

SoMa Equity Partners, LP (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

44 Montgomery Street, Ste. 3710, San Francisco, CA 94104.

Item 2(c).	Citizenship:

The Reporting Person is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”).
Item 2(e).	CUSIP Number:
78781P105.

CUSIP NO. 78781P105	Page 3 of 4 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 5,250,000 Shares.

Item 4(b).

Percent of Class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 5.9% of the total number of Shares outstanding (based on information provided by the Issuer on the Form 10-K filed February 24, 2020, there were 89,736,026 Shares outstanding as of February 17, 2020).

Item 4(c).	Number of shares as to which such person has:

	SoMa Equity Partners, LP
	(i)	Sole power to vote or direct the vote	5,250,000
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	5,250,000
	(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 78781P105	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 26, 2020	SoMa Equity Partners, LP

	By:	/s/ Cindy Yang
Cindy Yang
Chief Financial Officer